UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

James R. Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Harold G. Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒ (1)
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 184,862,306
	8	Shared Voting Power 0
	9	Sole Dispositive Power 156,405,095
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 184,862,306
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.0%(2)
14	Type of Reporting Person IN

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Mr. Hamm.
(2)

The percentages used herein are calculated based on 362,969,105 shares of Common Stock outstanding (the “Outstanding Shares”), as of April 25, 2022, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2022.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) further amends and restates (where indicated) the Schedule 13D initially filed with the SEC on May 24, 2007 (as amended prior to this Amendment No. 11, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm (the “Reporting Person”) of the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 11 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 11 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

The Reporting Person anticipates that all or a portion of capital necessary to consummate the transaction contemplated by the Proposal (as defined below) will be obtained from third-party debt financing sources, but the Reporting Person has not procured any debt financing commitments as of the date of this Amendment No. 11. The Proposal is not subject to a financing condition, and the Reporting Person does not anticipate that the definitive agreements entered into in connection with the transaction contemplated by the Proposal would contain a financing condition.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following information at the end of Item 4:

On June 13, 2022, Reporting Person, on behalf of himself, the Harold G. Hamm Trust and certain trusts established for the benefit of Reporting Person’s family members (collectively, the “Hamm Family”), submitted a proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) for a newly formed entity on behalf of the Hamm Family to acquire for cash all of the Issuer’s outstanding Common Stock, other than Common Stock owned by the Hamm Family and Common Stock underlying the unvested equity awards issued under the Issuer’s long-term incentive plans (“Excluded Stock”), at a price of $70.00 per share. The Reporting Person anticipates that the transaction would be structured as a tender offer for any and all shares of Common Stock (other than Excluded Stock) followed by a merger without a vote of the Issuer’s shareholders in accordance with Section 1081H of the Oklahoma General Corporation Act. The Proposal is subject to the approval of a special committee of the Board composed solely of disinterested members of the Board who are also independent of the Hamm Family and management (the “Special Committee”). If the transaction is consummated, the Issuer’s Common Stock would be delisted from the New York Stock Exchange and deregistered under the Act.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by the full text of the Proposal, which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

While the Proposal remains under consideration by the Special Committee on behalf of the Issuer and is subject to negotiation with the Special Committee, the Reporting Person and his representatives may respond to inquiries from the Issuer, the Board or the Special Committee (or its independent legal and financial advisors) and engage in discussions and negotiations regarding the Proposal with such persons.

No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving the Hamm Family and the Issuer will be consummated, or if a transaction is undertaken, as to its ultimate terms or timing. The Proposal is non-binding and the Hamm Family reserves the right to modify or withdraw the Proposal at any time. The Reporting Person reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 11, Mr. Hamm beneficially owns 184,862,306 shares of Common Stock, or 51.0% of the Outstanding Shares, including (i) 156,340,643 shares of Common Stock he owns directly, which includes 10,405 shares of restricted Common Stock that vest on May 1, 2023, (ii) 64,452 shares of Common Stock held by Transwestern Transports LLC and (iii) 28,457,211 shares of Common Stock with respect to which Mr. Hamm holds an irrevocable Proxy. The foregoing percentage is based on the Outstanding Shares.

(b) Mr. Hamm has sole voting power with respect to 184,862,306 shares of Common Stock, including (i) 156,340,643 shares of Common Stock he owns directly, which includes 10,405 shares of restricted Common Stock that vest on May 1, 2023, (ii) 64,452 shares of Common Stock held by Transwestern Transports LLC and (iii) 28,457,211 shares of Common Stock with respect to which Mr. Hamm holds an irrevocable Proxy.

Mr. Hamm has sole dispositive power with respect to 156,405,095 shares of Common Stock, including (i) 156,340,643 shares of Common Stock he owns directly, which includes 10,405 shares of restricted Common Stock that vest on May 1, 2023 and (ii) 64,452 shares of Common Stock held by Transwestern Transports LLC.

(c) On May 19, 2022, the Reporting Person was awarded 10,405 shares of restricted Common Stock that vest on May 1, 2023. Otherwise, the Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

No agreement exists with respect to the Proposal described in this Amendment No. 11 and no tender offer in respect of the Proposal has been commenced.

Other than as described elsewhere in this Amendment No. 11, the Reporting Person does not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

99.1	Proposal Letter, dated June 13, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 is true, complete and correct.

Date: June 15, 2022

HAROLD G. HAMM

By:	/s/ Richard E. Green, Attorney-in-Fact